Southern Jersey Bancorp of Delaware, Inc.

      WE ARE SOLICITING NEW PROXIES FOR YOUR VOTE ON THE SOUTHERN JERSEY -
               HUDSON UNITED MERGER - YOUR VOTE IS VERY IMPORTANT


         On August 13, 1999, we mailed you a meeting notice and proxy statement-prospectus for a special meeting of shareholders to vote on the merger of Southern Jersey Bancorp of Delaware, Inc. into Hudson United Bancorp. The meeting was scheduled for September 16, 1999. As explained below, our meeting was adjourned. We will reconvene the meeting at:

         10:00 a.m., November 15, 1999
         164 West Broad Street
         Bridgeton, New Jersey 08302

         On September 15, 1999, Hudson United announced that it has entered into a merger agreement with Dime Bancorp, Inc. The transaction is structured as a "merger of equals." Dime is to be the surviving corporation with the new name "Dime United Bancorp, Inc." Each share of Hudson United common stock is to become one share of Dime United common stock and each share of Dime common stock is to become 0.585 shares of Dime United common stock.

         Our merger agreement with Hudson United calls for Southern Jersey shareholders to receive 1.26 shares of Hudson United common stock for each share of Southern Jersey common stock. If our merger with Hudson United is completed, each Hudson United share you receive in that merger will become one share of Dime United common stock if the Hudson United - Dime merger is also completed. Thus, if both mergers are completed, you will then own 1.26 shares of Dime United for each share of Southern Jersey common stock you now own.

         We adjourned the September 16 meeting so that we could prepare and send you additional information on this new development, and give you an opportunity to consider it before voting on our merger with Hudson United. We encourage you to read the supplemented proxy statement-prospectus carefully before voting.

         Because of the importance of the information contained in the supplement, we have decided to solicit new proxies for the meeting. Thus, even if you previously voted by proxy and do not wish to change your vote, you must send in a new proxy card for your vote to be counted.

         Hudson United common stock is listed on the New York Stock Exchange under the symbol "HU." Based on October 12, 1999 closing prices, 1.26 shares of Hudson United common stock had a value of $36.54. Dime is listed on the NYSE under the symbol "DME." It is expected that Dime United stock will also be NYSE-listed.

         Both the Southern Jersey - Hudson United merger and the Hudson United - Dime merger are structured so that shareholders will not be taxed on the exchange of their stock.

         On October 8, 1999, the Southern Jersey Board of Directors reconfirmed its unanimous recommendation that you vote "FOR" approval of the Southern Jersey
- Hudson United merger. Our financial advisor has also updated and reconfirmed its opinion that the consideration in the Southern Jersey - Hudson United merger is fair, from a financial point of view, to Southern Jersey shareholders.

         Your vote is very important. Please take the time to complete, execute and return the new green proxy card in the envelope provided. Unless you vote in person at the reconvened meeting, a failure to return the green proxy card will have the same effect as a vote against the Southern Jersey - Hudson United merger.




Clarence D. McCormick
Chairman and Chief Executive Officer
Southern Jersey Bancorp of Delaware, Inc.

Neither the Securities and Exchange Commission, nor any bank regulatory agency, nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this supplement is truthful or complete. Any representation to the contrary is a criminal offense.

        This is a supplement dated October 13, 1999 to the attached proxy statement-prospectus dated August 13, 1999. This supplement and the accompanying green proxy card are first being mailed to Southern Jersey shareholders on October 15, 1999.

                    Southern Jersey Bancorp of Delaware, Inc.
                             53 South Laurel Street
                           Bridgeton, New Jersey 08302

            Notice of Reconvening of Special Meeting of Shareholders
                         Adjourned on September 16, 1999
                    and being reconvened on November 15, 1999


To the Shareholders of Southern Jersey Bancorp of Delaware, Inc.:

         Notice is hereby given that the special meeting of shareholders of Southern Jersey Bancorp of Delaware, Inc. which was adjourned on September 16, 1999 will be reconvened at 164 West Broad Street, Bridgeton, New Jersey 08302 at 10:00 a.m. on November 15, 1999. The following are the purposes for the special meeting:

                  (1) To consider and vote upon an Agreement and Plan of Merger dated as of June 28, 1999, among Hudson United Bancorp, Hudson United Bank, Southern Jersey Bancorp of Delaware, Inc. and the Farmers and Merchants
                           National Bank of Bridgeton, pursuant to which Southern Jersey will merge into Hudson United Bancorp.

                  (2) To transact other business that may properly come before the special meeting or any adjournment or postponement of the special meeting.

         The record date for the special meeting has not been changed. Only shareholders of record at the close of business on July 31, 1999 are entitled to receive notice of and to vote at the special meeting or any adjournments or postponements of the special meeting.

         The Southern Jersey Board of Directors unanimously recommends that shareholders vote "FOR" approval of the merger.



                                     By Order of the Board of Directors,


                                     Clarence D. McCormick
                                     Chairman and Chief Executive Officer

         This document is a supplement to the proxy statement-prospectus that was mailed to you on August 13, 1999. It should be read in conjunction with the proxy statement-prospectus, which is attached. Information in this supplement that differs from or adds to what was in the August 13, 1999 proxy statement-prospectus should be considered an amendment to the original document.


                              QUESTIONS AND ANSWERS

Q:       Why did you adjourn the Southern Jersey special meeting?

A: On September 15, 1999 Hudson United announced an agreement to merge with Dime Bancorp, Inc. We adjourned the meeting so that we could prepare and send you the information contained in this supplement, and give you an opportunity to consider the additional information, as well as information which is incorporated by reference into this supplement and the proxy statement-prospectus, before you vote on the Southern Jersey - Hudson United merger.

Q: How is the Hudson United - Dime merger structured, and how will the combined company be managed?

A: The transaction is structured as a "merger of equals." Hudson United will merge into Dime, with Dime as the surviving corporation. The new name of the merged entity will be Dime United Bancorp, Inc. The Board of Directors of Dime United initially is to be composed of 13 former Dime directors and 12 former Hudson directors. Lawrence J. Toal, currently the Chairman and CEO of Dime, is to serve in the same capacity for Dime United until his retirement on December 31, 2002. Kenneth T. Neilson, currently the Chairman and CEO of Hudson United, is to serve as President and COO of Dime United until December 31, 2002, and then he is to become Dime United's Chairman and CEO.

Q:       What is the exchange ratio in the proposed Hudson United - Dime merger?

A: Upon completion of the merger, each share of Hudson United common stock will automatically become one share of common stock in Dime United. Each share of Dime common stock will become 0.585 shares of Dime United common stock in the merger. The Dime United common stock is expected to be listed on the NYSE.

         On September 14, 1999, the day before announcement of the Hudson United
         - Dime agreement, the closing price of Hudson United common stock on the NYSE was $30-1/8 and the closing price of Dime common stock on the NYSE was $17-3/4. On October 12, 1999, the closing price of Hudson United common stock was $29.00 and the closing price of Dime common stock was $16.50.

Q: Will the Hudson United - Dime merger be tax-free to Hudson United shareholders?

A: Yes. The merger is structured so that Hudson United shareholders will not generally recognize federal income tax gain or loss upon receiving Dime United common stock in the merger.

Q:       Can you provide some basic information about Dime Bancorp?

A: Dime Bancorp, Inc. is a savings and loan holding company incorporated in Delaware, and headquartered in New York City. Dime is the holding company for The Dime Savings Bank of New York, FSB, a federally-chartered savings bank. The principal subsidiary of Dime Savings Bank is North American Mortgage Company, a mortgage banking company that was acquired by Dime in October 1997. At June 30, 1999, Dime operated 100 banking branches located throughout the greater New York City metropolitan area. Directly and through North American Mortgage Company, Dime also provides consumer financial services and mortgage banking services throughout the United States. At June 30, 1999, Dime had assets of $21.4 billion, deposits of $13.4 billion and stockholders' equity of $1.5 billion. Dime is currently in the process of acquiring 28 branches of Key Bank, N.A. on Long Island, New York.

         Dime common stock is traded on the New York Stock Exchange under the symbol "DME." The following table presents, for the periods indicated, the high and low closing prices per share of Dime common stock.



                                                   1997                  1998                     1999
                                                   ----                  ----                     ----
                                           High         Low        High        Low          High         Low
         First Quarter................   $ 17.88      $ 14.63    $ 31.06     $ 24.00     $  27.06    $  23.19
         Second Quarter...............     19.00        14.88      32.06       28.06        24.44       20.13
         Third Quarter................     21.75        17.00      32.69       19.00        21.56       16.56
         Fourth Quarter (for 1999,
           through October 12)........     30.25        21.06      27.81       18.19        18.06       16.50


         The closing price per share of Dime common stock was $20.50 on June 28, 1999, the last business day before the Hudson United - Southern Jersey merger was announced, $17.75 on September 14, 1999, the day before the Hudson United - Dime merger was announced, and $16.50 on October 12, 1999, a date shortly before the date of this supplement.

         Additional information about Dime can be obtained from its filings with the SEC, which can be accessed on the SEC's Internet site at http://www.sec.gov.

Q: Dime Savings Bank is a "thrift" and Hudson United Bank is a commercial bank - what form will the primary Dime United subsidiary take after the merger?

A: It is expected that the primary depository institution subsidiary of Dime United after the merger will be a New Jersey chartered commercial bank to be named "DimeBank."

Q:       What do I do now?

A: We urge you to read this supplement and the attached original proxy statement-prospectus before deciding how to vote on the Hudson United-Southern Jersey merger. Then, vote your shares in the manner indicated below. Because of the importance of the information contained in this supplement, we have decided to solicit new proxies for the meeting. None of the white proxy cards which you or your fellow shareholders sent in response to the original proxy solicitation will be counted at the meeting. Even if you previously voted by proxy and do not wish to change your vote, you must send in a green proxy card (or vote in person at the meeting) for your vote to be counted.

Q:       How do I vote by proxy?

A: Just indicate on the enclosed green proxy card how you want to vote with respect to the Hudson United Southern Jersey merger. Sign the card and mail it in the enclosed prepaid return envelope as soon as possible so that your shares may be represented and voted at the meeting.

Q:       Can I change my vote after I have mailed my signed proxy card?

A: Yes. There are three ways in which you may revoke your proxy and change your vote. First, you may send a written notice of revocation to the corporate secretary. (Information on how to contact the corporate secretary of Southern Jersey is contained on page 4.) Second, you may complete and submit a new proxy with a later date. Third, you may attend Southern Jersey's meeting and request a return of your proxy or vote in person. Simply showing up at the meeting without voting will not revoke your proxy.

Q:       Should I send in my stock certificates now?

A: No. After the Hudson United - Southern Jersey merger is completed, Hudson United's exchange agent will send you written instructions for exchanging your stock certificates for certificates representing Hudson United common stock.

Q: When do you expect the Hudson United - Southern Jersey merger to be completed?

A: We currently expect the Hudson United - Southern Jersey merger to be completed during the fourth quarter of 1999. If all other closing conditions are met, the closing may occur right after the Southern
         Jersey shareholders approve the merger at the reconvened meeting. However, the exact time when the merger will be completed is dependent upon receipt of shareholder approval and bank regulatory approval, and satisfaction of a number of other conditions, some of which are not under Southern Jersey's control.

Q: What conditions must be met in order for the Hudson United - Dime merger to close?

A: Completion of the Hudson United - Dime merger is contingent on the satisfaction of a number of conditions, including:

         o Approval of the merger agreement by both Hudson United and Dime shareholders,

         o  Receipt of bank regulatory approvals,

         o Receipt of an opinion from Dime's and Hudson United's counsels regarding the tax-free nature of the merger, and

         o  Receipt of a letter  from  Dime's and  Hudson  United's  independent
            public  accountants  regarding   qualification  of  the  merger  for
            pooling-of-interests accounting.

Q:       When do you expect the Hudson United-Dime merger to be completed?

A: We currently expect the Hudson United - Dime merger to be completed during the first quarter of 2000. However, we cannot assure you that the Hudson United - Dime merger will be completed or, if it is completed, when that will occur.

Q:       Will I get to vote on the Hudson United - Dime merger?

A: The Hudson United Board of Directors has not yet called a shareholders meeting to vote on the Hudson United-Dime merger, and thus no record date has been set. On the date this supplement is being mailed, Hudson United expects that the Hudson United - Southern Jersey merger will be completed before the record date for the meeting to vote on the Dime merger. If that timetable is met, former Southern Jersey shareholders will become Hudson United shareholders and will have the same opportunity as other Hudson United shareholders to consider and vote on the Dime merger. We cannot assure you that this will occur. If the Hudson United-Southern Jersey merger does not close before the Hudson United record date for voting on the Dime merger, you will not have an opportunity to vote on the Dime merger. In that event, which we consider unlikely, the Southern Jersey Board of Directors will determine whether to further supplement the proxy statement-prospectus and resolicit your approval of the Hudson United-Southern Jersey merger.

Q: Where can I obtain a copy of the Hudson United - Dime merger agreement and other information about the Hudson United - Dime merger?

A: The Hudson United - Dime merger agreement is an exhibit to Hudson United's Current Report on Form 8-K filed with the SEC on September 24, 1999. The press release issued by Hudson United and Dime announcing the merger agreement and certain information used to explain the merger to stock analysts on the day of announcement and other relevant information are exhibits to Hudson United's Current Report on Form 8-K filed with the SEC on September 16, 1999. Certain additional information explaining the merger are exhibits to Hudson United's Current Report on Form 8-K filed with the SEC on September 20, 1999. Each of these filings are incorporated by reference into the proxy statement-prospectus. These and other SEC filings can be accessed on the SEC's Internet site at http://www.sec.gov. In addition, you may obtain copies of Southern Jersey or Hudson United filings free of charge by writing or calling:

         For Southern Jersey Documents:
         Paul J. Ritter, III, Corporate Secretary
         Southern Jersey Bancorp of Delaware, Inc.
         53 South Laurel Street
         Bridgeton, NJ 08302
         (856) 453-3126

         For Hudson United Documents:
         D. Lynn Van Borkulo-Nuzzo, Corporate Secretary
         Hudson United Bancorp
         1000 MacArthur Boulevard
         Mahwah, New Jersey 07430
         (201) 236-2641

         We will respond to your request within one business day by sending the requested documents by first class mail or other equally prompt means. In order to ensure timely delivery of the documents in advance of the reconvened meeting, any request should be made by November 5, 1999.

Q: Whom should I call with questions or to obtain additional copies of this document?

A:       You  should   contact   either  Paul   Ritter,   III  or  D.  Lynn  Van
         Borkulo-Nuzzo, at the addresses and telephone numbers listed in the preceding answer.

                                TABLE OF CONTENTS

Questions and Answers.........................................................1
How to Get Copies of Related Documents........................................5
Information Incorporated by Reference.........................................6
Information About the Proposed Hudson United - Dime Merger....................7
Information About Dime Bancorp, Inc...........................................9
Effect of the Hudson United - Dime Merger on Southern Jersey Shareholders.....9
Updated Opinion of Southern Jersey's Financial Advisor........................9
Recommendation of the Southern Jersey Board of Directors.....................10
Updated Summary Financial Data Of Hudson United..............................10
Updated Summary Financial Data Of Southern Jersey............................12
Recent Developments Concerning Hudson United ................................14
Status of Regulatory Approvals on the Southern Jersey - Hudson United Merger.14
Updated Comparative Share Information and Market Prices......................15
Summary Pro Forma Financial Information......................................16
Pro Forma Financial Information..............................................17
Information About the Reconvened Meeting.....................................25
Other Matters................................................................25
Experts  ....................................................................26

Appendix A - Updated Opinion of Financial Advisor...........................A-1

-------------------

         Copies of Southern Jersey's Form 10-K/A for the period ending December 31, 1998, Form 10-Q for the period ending March 31, 1999, and Form 10-Q for the period ending June 30, 1999 are attached to this document.

                     HOW TO GET COPIES OF RELATED DOCUMENTS

         The  proxy   statement-prospectus   and  this  supplement   incorporate
important  business  and  financial  information  that  is  not  included  in or delivered with the proxy statement-prospectus or this supplement. Southern Jersey shareholders may receive the information free of charge by writing or calling the persons listed below. For Hudson United documents, make your request to D. Lynn Van Borkulo-Nuzzo, Corporate Secretary, Hudson United Bancorp, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430; telephone number (201) 236-2641. For Southern Jersey documents, make your request to Paul J. Ritter, III, Assistant Corporate Secretary, Southern Jersey Bancorp of Delaware, Inc., 53 South Laurel Street, Bridgeton, New Jersey 08302; telephone number (856) 453-3000. We will respond to your request within one business day by sending the requested documents by first class mail or other equally prompt means. In order to ensure timely delivery of the documents in advance of the reconvened meeting, any request should be made by November 5, 1999.


                      INFORMATION INCORPORATED BY REFERENCE

         Hudson United changed its name from HUBCO, Inc. on April 22, 1999 and documents filed before that date may be located on the SEC Edgar database under that name.

         The following documents filed by Hudson United (Commission File No. 1-08660) with the SEC are hereby incorporated in the proxy statement-prospectus and in this supplement:

         o Annual Report on Form 10-K for the year ended December 31, 1998, as amended by Form 10-K/A filed on September 28, 1999, and as further amended by Form 10-K/A filed on October 12, 1999.

         o Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1999, as amended by Form 10-Q/A filed on September 10, 1999. (The Form 10-Q/A clarifies that the authorized capital stock of Hudson United consists of 100 million shares of common stock and 25 million shares of preferred stock.)

         o Current Reports on Form 8-K filed with the SEC on January 28, March 29, April 19, April 22, May 25, June 29 (as amended on June 30), July 26, September 16, September 20, September 24, September 24
            (second filing), and October 5, 1999. One of Hudson United's two Current Reports on Form 8-K filed on September 24, 1999 includes as an exhibit the merger agreement between Hudson United and Dime. Hudson United's Current Report on Form 8-K filed on October 5, 1999 includes as an exhibit Dime's audited financial statements for the year ended December 31, 1998.

         o The description of Hudson United common stock set forth in Hudson United's Registration Statement on Form 8-A12B filed by Hudson United on April 22, 1999, pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description.

         The following documents filed by Southern Jersey (Commission File No. 0-12635) with the SEC are hereby incorporated in the proxy statement-prospectus and this supplement:

         o Annual Report on Form 10-K for the year ended December 31, 1998, as amended by Form 10 K/A filed on May 4, 1999. A copy of the amended 10-K is included with this supplement.

         o Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1999, copies of which are included with this supplement.

         o  Current Report on Form 8-K filed with the SEC on August 12, 1999.

         o The description of Southern Jersey common stock set forth in Southern Jersey's Registration Statement on Form 8-A filed by Southern Jersey pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description.

         All documents filed by Hudson United pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this supplement but before the earlier of (1) the date of the Southern Jersey meeting, or (2) the termination of the Hudson United-Southern Jersey merger agreement, are hereby incorporated by reference into the proxy statement-prospectus and this supplement and shall be deemed a part of the proxy statement-prospectus and this supplement from the date they are filed.

         Any statement contained in a document incorporated by reference in the proxy statement-prospectus and this supplement shall be considered modified or superseded to the extent that a statement contained in the proxy statement-prospectus, in this supplement, or in any subsequently filed document incorporated by reference in the proxy statement-prospectus, modifies or supersedes the statement. Any statement so modified or superseded shall not be considered, except as so modified or superseded, to constitute a part of the proxy statement-prospectus and this supplement.

         The public may read and copy any documents Hudson United or Southern Jersey file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information about Hudson United and Southern Jersey at http://www.sec.gov.


           INFORMATION ABOUT THE PROPOSED HUDSON UNITED - DIME MERGER

         More Complete Information is Available Elsewhere. The following information is derived primarily from the merger agreement between Hudson United Bancorp and Dime Bancorp, Inc., dated September 15, 1999. Hudson United has filed Current Reports on Form 8-K containing as exhibits the merger agreement, the press release issued by Hudson United and Dime announcing the merger agreement and certain information used to explain the merger to stock analysts. These and other SEC filings can be accessed on the SEC's Internet site at http://www.sec.gov. In addition, you may obtain copies of the SEC filings incorporated by reference in the proxy statement-prospectus free of charge by writing or calling D. Lynn Van Borkulo-Nuzzo, Corporate Secretary of Hudson United, at the address and phone number shown for her on page 4.

         Hudson United has entered into agreements with Dime. On September 15, 1999 Hudson United announced an agreement to merge with Dime Bancorp, Inc. Hudson United and Dime also entered into customary stock option agreements by which each provided the other with the right to purchase up to 19.9% of its common stock under certain specified circumstances. These stock option agreements are designed to deter third parties from attempting to acquire either Hudson United or Dime.

         The surviving corporation will be called Dime United Bancorp, Inc. The transaction is structured so that Hudson United will merge into Dime, with Dime as the surviving corporation. The name of the merged entity will be Dime United Bancorp, Inc. In this supplement, we refer to the surviving corporation as "Dime United." While Hudson United is a New Jersey corporation, Dime United will be a Delaware corporation. The certificate of incorporation of Dime United will differ from Hudson United's certificate of incorporation in certain respects. Hudson United is a commercial bank holding company, while Dime is a unitary savings and loan holding company. Dime United will be a commercial bank holding company.

         Management of the combined company will come from both Dime and Hudson United. The transaction is structured as a "merger of equals." The Hudson United-Dime merger agreement provides that the Board of Directors of Dime United will initially be composed of 13 former Dime directors and 12 former Hudson directors. Under the terms of the merger agreement, Lawrence J. Toal, currently the Chairman and CEO of Dime, is to serve in the same capacity for Dime United until his retirement on December 31, 2002. The merger agreement provides that Kenneth T. Neilson, currently the Chairman and CEO of Hudson United, is to serve as President and COO of Dime United until December 31, 2002, and then he is to become Dime United's Chairman and CEO.

         Each share of Hudson United is to become one share of Dime United. Upon completion of the merger, each share of Hudson United common stock will automatically become one share of common stock in Dime United. Each share of Dime common stock will become 0.585 shares of Dime United common stock in the merger. On September 14, 1999, the day before announcement of the Hudson United
- Dime merger agreement, the closing price of Hudson United common stock on the NYSE was $30.13 and the closing price of Dime common stock on the NYSE was $17.75. On October 12, 1999, the closing price of Hudson United common stock was $29.00 and the closing price of Dime common stock was $16.50.

         Hudson United common stock and Dime common stock are NYSE-listed. Hudson United common stock and Dime common stock are traded on the New York Stock Exchange under the symbols "HU" and "DME", respectively. The Dime United common stock is also expected to be listed on the NYSE.

         The merger is intended to be tax-free for shareholders. The merger is structured so that Hudson United shareholders will not generally recognize federal income tax gain or loss upon receiving Dime United common stock in the merger.

         Dime United will operate its primary subsidiary as a commercial bank. Dime Savings Bank is a "thrift" and Hudson United Bank is a New Jersey-chartered commercial bank. It is expected that the primary depository institution subsidiary of Dime United after the merger will be a New Jersey chartered commercial bank named "DimeBank."

         Completion of the merger is subject to numerous conditions. Completion of the Hudson United - Dime merger is contingent on the satisfaction of a number of conditions, including:

         o Approval of the merger agreement by both Hudson United and Dime shareholders,

         o  Receipt of bank regulatory approvals,

         o Receipt of an opinion from Dime's and Hudson United's counsels regarding the tax-free nature of the merger, and

         o  Receipt of a letter  from  Dime's and  Hudson  United's  independent
            public  accountants  regarding   qualification  of  the  merger  for
            pooling-of-interests accounting.

         The merger is expected to close during the first quarter of 2000. Assuming that shareholder approval is received and other closing conditions are satisfied, Hudson United anticipates that its merger with Dime will be completed during the first quarter of 2000. However, the exact time when that merger will be completed is dependent upon receipt of approval from the shareholders of both Hudson United and Dime, receipt of bank regulatory approval, and satisfaction of a number of other conditions, many of which are outside Hudson United's control. We cannot assure you that all of the conditions will be satisfied in a timely fashion or at all.


                      INFORMATION ABOUT DIME BANCORP, INC.

         Dime Bancorp, Inc. is a savings and loan holding company incorporated in Delaware, and headquartered in New York City. Dime is the holding company for The Dime Savings Bank of New York, FSB, a federally-chartered savings bank. The principal subsidiary of Dime Savings Bank is North American Mortgage Company, a mortgage banking company that was acquired by Dime in October 1997. At June 30, 1999, Dime operated 100 banking branches located throughout the greater New York City metropolitan area. Directly and through North American Mortgage Company, Dime also provides consumer financial services and mortgage banking services throughout the United States. At June 30, 1999, Dime had assets of $21.4 billion, deposits of $13.4 billion and stockholders' equity of $1.5 billion. Dime is currently in the process of acquiring 28 branches of Key Bank, N.A. on Long Island, New York. Additional information about Dime can be obtained from its filings with the SEC.

    EFFECT OF THE HUDSON UNITED - DIME MERGER ON SOUTHERN JERSEY SHAREHOLDERS

         Our merger agreement with Hudson United calls for Southern Jersey shareholders to receive 1.26 shares of Hudson United common stock for each share of Southern Jersey common stock. The Hudson United-Dime merger agreement provides that each share of Hudson United common stock will be converted into one share of Dime United common stock. Therefore, if the Southern Jersey - Hudson United merger is completed, and the Hudson United Dime merger is also completed, each share of Southern Jersey common stock will ultimately become
1.26 shares of Dime United common stock. These shares would represent an equity interest in a corporation which includes the combined operations of Hudson United and Dime. On a pro forma basis, assuming completion of Hudson United's pending acquisitions of Southern Jersey and JeffBanks, Inc., the combined entity would have assets in excess of $30 billion, banking operations in four states (New York, New Jersey, Pennsylvania and Connecticut), and nationwide consumer financial services and mortgage banking activities. See the Pro Forma Financial Information beginning on page 17.

         When you vote on the Southern Jersey - Hudson United merger, you are not voting on the Hudson United Dime merger. We cannot assure you that the Hudson United - Dime merger will be completed or, if it is completed, when that will occur.

             UPDATED OPINION OF SOUTHERN JERSEY'S FINANCIAL ADVISOR

         First Capital Group, LLC has delivered its written opinion to the Southern Jersey Board of directors, dated July 8, 1999, updated as of the date of the proxy statement-prospectus, and updated again as of the date of this supplement in light of the proposed Hudson United - Dime merger, that the consideration that Southern Jersey will receive from Hudson United is fair, from a financial point of view, to Southern Jersey shareholders. In updating its opinion, First Capital reviewed (i) the publicly available consolidated financial statements of Dime for recent years and interim periods to date; (ii) certain other relevant financial and operating data of Dime and Hudson United, respectively, made available to First Capital from published sources and the internal records of Hudson United; (iii) recent publicly available filings of Hudson United filed with respect to the proposed Hudson United - Dime merger, including copies of the Agreement and Plan of Merger between Hudson United and Dime dated September 15, 1999; Stock Option Agreement between Dime and Hudson United dated September 16, 1999; Stock Option Agreement between Hudson United and Dime dated September 16, 1999; certain press releases; and the Investor Presentation Materials dated September 1999; (iv) the publicly available consolidated financial statements of JeffBanks for recent years and interim periods to date; (v) certain other relevant financial and operating data of JeffBanks made available to First Capital from published sources and the internal records of Hudson United; (vi) recent publicly available filings of Hudson United filed with respect to the proposed Hudson United - JeffBanks merger, including copies of the Agreement and Plan of Merger between Hudson United and JeffBanks dated June 28, 1999; Stock Option Agreement between Hudson United and JeffBanks dated June 28, 1999; and certain press releases; (vii) recent publicly available consolidated financial statements of Southern Jersey;
(viii) certain published bank stock indexes and reported prices and trading activity for the common shares of Hudson United, Dime, JeffBanks and Southern Jersey; (ix) certain analyst reports; (x) recent developments of Hudson United and Southern Jersey; (xi) certain pro forma financial information reflecting the combination of Hudson United, Dime, JeffBanks and Southern Jersey; and (xii) such other information as First Capital deemed appropriate. In addition to reviewing this material, First Capital discussed with certain members of management of Hudson United and Southern Jersey, respectively, the business, financial condition and prospects of Hudson United and Southern Jersey and performed such other analyses and examinations and considered such other information, financial studies, analysis and investigations and financial, economic and market data as First Capital deemed appropriate. Additional information about First Capital's analysis and its earlier written opinion is set forth in the proxy statement-prospectus at pages 32-36 and at Appendix C.

         The full text of the most recently updated opinion of First Capital, which sets forth assumptions made and matters considered, is attached hereto as Appendix A to this supplement. Southern Jersey shareholders are urged to read this opinion in its entirety. First Capital's opinion is directed only to the consideration to be received by Southern Jersey shareholders in the merger of Southern Jersey with Hudson United and does not constitute a recommendation to any Southern Jersey shareholder as to how such shareholder should vote at the shareholders meeting or with respect to any subsequent shareholder vote regarding the proposed merger of Hudson United with Dime.

            RECOMMENDATION OF THE SOUTHERN JERSEY BOARD OF DIRECTORS

         On October 8, 1999, the Southern Jersey Board of Directors, having considered the impact of the Hudson United - Dime merger agreement, confirmed its approval of the Hudson United - Southern Jersey merger agreement, and determined that the Hudson United - Southern Jersey merger remains fair to, and in the best interests of, Southern Jersey and its shareholders. Accordingly, the Board of Directors of Southern Jersey unanimously recommends that Southern Jersey shareholders vote FOR approval of the Hudson United - Southern Jersey merger agreement and merger.

                 UPDATED SUMMARY FINANCIAL DATA OF HUDSON UNITED

         The following is a summary of certain historical consolidated financial data for Hudson United as of and for the six months ended June 30, 1999 and 1998. This financial data should be read in conjunction with the financial data for Hudson United for the years 1994 through 1998, and as of the end of those years, set forth on pages 9-11 of the proxy statement-prospectus. The data presented as of and for the six months ended June 30, 1999 and 1998 comes from Hudson United's unaudited consolidated financial statements. Hudson United's unaudited consolidated financial statements as of and for the six months ended June 30, 1999 and 1998 are incorporated by reference in this document. See pages 6 - 7.

         In the opinion of Hudson United's management, the unaudited data shown below reflects all adjustments necessary for a fair presentation of that data. All such adjustments were normal, recurring adjustments. Results for the six months ended June 30, 1999 do not necessarily indicate the results that you should expect for any other interim period or for the year as a whole.


                                                                   At or for the Six Months ended June 30,
                                                               -------------------------------------------------
                                                                     1999                            1998
                                                               -----------------               -----------------
                                                               (Dollars in thousands, except per share amounts)
Earnings Summary:
Interest income                                                $     232,369                   $    233,377
Interest expense                                                     102,069                        106,974
                                                               --------------                  -------------
Net interest income                                                  130,300                        126,403
Provision for possible loan losses                                     5,000                          9,099
                                                               --------------                  -------------

Net interest income after provision for
      possible loan losses                                           125,300                        117,304
Other income                                                          34,520                         28,961
Other expenses                                                        82,807                        114,004
                                                               --------------                  -------------
Income before income taxes                                            77,013                         32,261
Income tax provision                                                  26,950                         12,777
                                                               --------------                  -------------
Net income                                                     $      50,063                   $     19,484
                                                               ==============                  =============

Share Data:
Weighted average common shares
      Outstanding (in thousands):
      Basic                                                           39,829                         40,912
      Diluted                                                         40,380                         42,234
Basic earnings per share                                       $        1.26                   $       0.48
Diluted earnings per share                                              1.24                           0.46
Cash dividends per common share                                         0.50                           0.39
Book value per common share                                            10.70                          11.77

Balance Sheet Summary:
Securities held to maturity                                    $     629,133                   $    919,356
Securities available for sale                                      2,580,667                      1,943,323
Loans                                                              3,537,792                      3,523,517
Total assets                                                       7,226,088                      7,016,924
Deposits                                                           4,997,836                      5,439,595
Stockholders' equity                                                 422,989                        478,879

Performance Ratios:
Return on average assets                                                1.49 %                         0.60 %
Return on average equity                                               23.19                           7.74
Dividend payout                                                        39.68                          81.25
Average equity to average assets                                        6.41                           7.78
Net interest margin                                                     4.15                           4.19

Asset Quality Ratios:
Allowance for possible loan losses to total
      loans                                                             1.57 %                         1.88 %
Allowance for possible loan losses to
      non-performing loans                                               289                            110
Non-performing loans to total loans                                     0.54                           1.72
Non-performing assets to total loans, plus
      other real estate                                                 0.59                           1.99
Net charge-offs to average loans                                        0.24                           0.59


                UPDATED SUMMARY FINANCIAL DATA OF SOUTHERN JERSEY

         The following is a summary of certain selected historical consolidated financial data for Southern Jersey as of and for the six months ended June 30, 1999 and 1998. This financial data should be read in conjunction with the financial data for Southern Jersey for the years 1994 through 1998, and as of the end of those years, set forth on pages 12-14 of the proxy statement-prospectus. The data presented as of and for the six months ended June 30, 1999 and 1998 comes from Southern Jersey's unaudited consolidated financial statements. Southern Jersey's unaudited consolidated financial statements as of and for the six months ended June 30, 1999 and 1998 are incorporated by reference in this document. See pages 6-7.

         In the opinion of Southern Jersey's management, the unaudited data shown below reflects all adjustments necessary for a fair presentation of that data. All such adjustments were normal, recurring adjustments. Results for the six months ended June 30, 1999 do not necessarily indicate the results that you should expect for any other interim period or for the year as a whole.


                                                                      At or for the Six Months ended June 30,
                                                                  ------------------------------------------------
                                                                     1999                              1998
                                                                  -----------                    -----------------
Earnings Summary:                                                  (Dollars in thousands, except per share amounts)
Interest income                                                   $   14,499                     $         17,245
Interest expense                                                       8,435                                9,155
                                                                  -----------                    -----------------
Net interest income                                                    6,064                                8,090
Provision for possible loan losses                                     1,060                                2,900
                                                                  -----------                    -----------------

Net interest income after provision for possible
      loan losses                                                      5,004                                5,190
Other income                                                           2,274                                1,757
Other expenses                                                         7,732                                7,799
                                                                  -----------                    -----------------
Income (loss) before income taxes                                       (454)                                (852)
Income tax provision                                                       0                                    0
                                                                  -----------                    -----------------
Net income (loss)                                                 $     (454)                    $           (852)
                                                                  ===========                    =================

Share Data:
Weighted average common shares
      Outstanding (in thousands):
      Basic                                                            1,127                                1,124
      Diluted                                                          1,127                                1,124
Basic earnings (loss) per share                                   $    (0.40)                    $          (0.76)
Diluted earnings (loss) per share                                      (0.40)                               (0.76)
Cash dividends per common share                                         -                                     -
Book value per common share                                            24.98                                34.09

Balance Sheet Summary:
Securities held to maturity                                       $     -                        $         59,362
Securities available for sale                                        114,148                               40,393
Loans                                                                242,194                              289,582
Total assets                                                         452,417                              482,335
Deposits                                                             419,109                              438,956
Stockholders' equity                                                  28,157                               38,320

Performance Ratios:
Return on average assets                                               (0.10%)                              (0.18%)
Return on average equity                                               (1.55)                               (2.14)
Dividend payout                                                          -                                    -
Average equity to average assets                                        6.26                                 6.26
Net interest margin                                                     2.85                                 3.66

Asset Quality Ratios:
Allowance for possible loan losses to total Loans
                                                                        3.79 %                               2.44 %
Allowance for possible loan losses to
      non-performing loans                                                48                                   66
Non-performing loans to total loans                                     7.97                                 3.70
Non-performing assets to total loans, plus Other
      real estate                                                       9.34                                 5.31
Net charge-offs to average loans                                        0.82                                 0.36


                  RECENT DEVELOPMENTS CONCERNING HUDSON UNITED

         Acquisition of Lyon Credit Corporation.

         On September 10, 1999, Hudson United Bank entered into an agreement to purchase substantially all the assets of Lyon Credit Corporation. The transaction is expected to close during the fourth quarter of 1999, and will add approximately $350 million of project finance, equipment, and asset based loans to Hudson United Bank's assets, along with loan production offices in Stamford, CT, Atlanta, Dallas, Irvine, CA, Chicago, Houston, San Francisco, and Portland, OR.

                         STATUS OF REGULATORY APPROVALS
                  ON THE SOUTHERN JERSEY - HUDSON UNITED MERGER

         Hudson United has applied to all necessary bank regulatory authorities for approval of the Southern Jersey - Hudson United merger. The Federal Reserve Board has agreed to waive its approval requirement with respect to the merger based upon the need for approval by the Federal Deposit Insurance Corporation. As of the date of this document, we have not yet received the required approvals of the FDIC and the New Jersey Department of Banking and Insurance. While we do not know of any reason why we would not be able to obtain the necessary approvals in a timely manner, we cannot be certain when or if we will receive them. As of the date of this supplement, neither Hudson United nor Dime has applied for any regulatory approvals for the Hudson United - Dime merger.

                      UPDATED COMPARATIVE SHARE INFORMATION
                                AND MARKET PRICES

         The first table below presents, for the periods indicated, the high and low closing prices per share of Hudson United common stock and Southern Jersey common stock. The closing prices of Hudson United common stock have been restated to give retroactive effect to stock dividends and stock splits. The second table presents information concerning the last closing price of Hudson United common stock and Southern Jersey common stock on June 28, 1999, the last business day before the Southern Jersey - Hudson United merger was announced, on September 14, the last day before the Hudson United - Dime merger agreement was announced, and on October 12, 1999, a date shortly before the date of this supplement. The second table also presents the equivalent value of Hudson United common stock per Southern Jersey share which is computed by multiplying the last closing price of Hudson United common stock on the dates indicated by the 1.26 exchange ratio in the Southern Jersey - Hudson United merger agreement. Hudson United common stock is listed on the New York Stock Exchange under the symbol "HU." Until April 30, 1999, Hudson United's common stock was listed on the NASDAQ National Market. Southern Jersey common stock is traded on the NASDAQ Over-the-Counter Bulletin Board under the symbol "SOJB." We urge you to obtain current market quotations for Hudson United common stock and Southern Jersey common stock.


                                               Closing Sale Price Per      Closing Sale Price Per
                                               Share of Hudson United     Share of Southern Jersey
                                                    Common Stock                Common Stock
                                                    ------------                ------------
                                                  High           Low          High           Low
                                                  ----           ---          ----           ---
1997:
First Quarter..........................       $   25.03     $   21.44     $   44.23     $   38.84
Second Quarter.........................           27.57         20.86         44.66         41.26
Third Quarter..........................           31.11         26.16         45.63         43.69
Fourth Quarter.........................           37.99         30.05         60.19         44.90

1998:
First Quarter..........................       $   37.86     $   32.28     $   61.17     $   58.25
Second Quarter.........................           37.62         31.25         61.17         48.54
Third Quarter..........................           35.00         25.38         48.54         40.78
Fourth Quarter.........................           30.13         21.63         41.99         32.25

1999:
First Quarter..........................       $   34.25     $   29.75     $   32.00     $   27.00
Second Quarter.........................           36.00         30.63         37.75         21.75
Third Quarter..........................           33.75         28.31         40.38         34.25
Fourth Quarter (through October 12, 1999)         31.31         29.00         34.25         33.88


                                 Closing Sale           Closing Sale            Equivalent Value of
                                 Closing Sale          Price Per Share          Hudson United Common
                               Price Per Share           of Southern             Stock Per Share of
                               of Hudson United        Jersey Common          Southern Jersey Common
                                 Common Stock               Stock                      Stock
                                 ------------               -----                      -----
Date
June 28, 1999................       $34.94                 $23.75                      $44.02
September 14, 1999...........        30.13                  36.50                       37.96
October 12, 1999.............        29.00                  34.25                       36.54



                     SUMMARY PRO FORMA FINANCIAL INFORMATION

         We present on this page certain pro forma unaudited combined condensed financial information derived from the unaudited Pro Forma Financial Information for the periods and at the dates indicated. The pro forma combined information gives effect to the proposed mergers of Southern Jersey, JeffBanks and Dime, each accounted for as a pooling-of-interests, as if the mergers had been consummated for statement of income purposes on the first day of the applicable periods and for balance sheet purposes on June 30, 1999. Information relative to each individual merger is presented in the Pro Forma Financial Information, which begins on the next page. This summary pro forma financial information is based on the historical financial statements of Hudson United, Southern Jersey, JeffBanks and Dime incorporated by reference herein. Hudson United's historical earnings per share have been restated to give retroactive effect to stock dividends and splits. The pro forma combined information does not include the effect of Hudson United's pending acquisition of loans and deposits from Advest Bank or its pending acquisition of the assets of Lyon Credit Corporation. We have determined that the Advest and Lyon Credit acquisitions do not present significant acquisitions in the context of the pro forma financial information. The pro forma combined information does not include the effect of Dime's pending acquisition of 28 branches of Key Bank, N.A. In addition, the pro forma combined information as of June 30, 1999 does not include Dime's acquisition of Citibank's auto financing unit, which was consummated after June 30, 1999. Information regarding the acquisitions of certain assets and liabilities of Key Bank and Citibank have not been included because these acquisitions do not present significant acquisitions in the context of the pro forma financial information and because separate financial statements for such assets and liabilities are not prepared by the companies from which such assets and liabilities were acquired or are to be acquired.

         The Summary Pro Forma Financial Information should be read in conjunction with the Pro Forma Financial Information and the related notes thereto beginning on the next page and the consolidated financial statements and related notes incorporated by reference in this document. The Summary Pro Forma Financial Information is not necessarily indicative of the actual financial results that would have occurred had the mergers been consummated as of the beginning of the periods for which the data is presented and should not be construed as being representative of future periods.


                       Summary Pro Forma Unaudited Combined Condensed Financial Information
                                     (In thousands, except for per share data)

                                                          For the Six
                                                          Months Ended          For the Years Ended December 31,
                                                         June 30, 1999            1998         1997          1996
                                                         -------------            ----         ----          ----
Net interest income before provision for
     Possible loan losses                                        $443,120         $856,083     $809,606      $773,922
Provision for possible loan losses                                 24,545           67,607       73,442        70,060
Net interest income after provision for
     Possible loan losses                                         418,575          788,476      736,164       703,862
Income before income taxes
     and extraordinary items                                      276,976          398,357      331,268       230,548
Income tax provision                                               99,451          130,463      124,099        78,988
Income before extraordinary items                                 177,525          267,894      207,169       151,560
Income before extraordinary items per share:
     Basic                                                           1.52             2.27         1.80          1.33
     Diluted                                                         1.50             2.22         1.74          1.27


                                                             As of
                                                         June 30, 1999
                                                         -------------

Total assets                                                  $30,965,672
Total deposits                                                 20,216,166
Total stockholders' equity                                      1,991,632
Book value per common share                                         16.96



                         PRO FORMA FINANCIAL INFORMATION

         Presented on the following page is a pro forma unaudited combined condensed balance sheet of Hudson United, Southern Jersey, JeffBanks and Dime at June 30, 1999, giving effect to each merger as if it had been consummated at such date. Also presented are the pro forma unaudited combined condensed statements of income for the six-month period ended June 30, 1999 and for the years ended December 31, 1998, 1997 and 1996. The unaudited pro forma financial information is based on the historical financial statements of Hudson United, Southern Jersey, JeffBanks and Dime after giving effect to each merger under the pooling-of-interests method of accounting and based upon the assumptions and adjustments contained in the accompanying notes to pro forma financial information.

         The unaudited pro forma financial information has been prepared by Hudson United's management based upon the historical financial statements and related notes thereto of Hudson United, Southern Jersey, JeffBanks and Dime, which are incorporated herein by reference. The unaudited pro forma financial information should be read in conjunction with those historical financial statements and notes. The pro forma combined information does not include the effect of Hudson United's pending acquisition of loans and deposits from Advest Bank or its pending acquisition of the assets of Lyon Credit Corporation. We have determined that the Advest and Lyon Credit acquisitions do not present significant acquisitions in the context of the pro forma financial information. The pro forma combined information does not include the effect of Dime's pending acquisition of 28 branches of Key Bank, N.A. In addition, the pro forma combined information as of June 30, 1999 does not include Dime's acquisition of Citibank's auto financing unit, which was consummated after June 30, 1999. Information regarding the acquisitions of certain assets and liabilities of Key Bank and Citibank have not been included because these acquisitions do not present significant acquisitions in the context of the pro forma financial information and because separate financial statements for such assets and liabilities are not prepared by the companies from which such assets and liabilities were acquired or are to be acquired.

         The pro forma financial data is not necessarily indicative of the actual financial results that would have occurred had the mergers been consummated as of the beginning of the periods for which the data is presented and should not be construed as being representative of future periods.


 Pro forma Unaudited Combined Condensed
 Balance Sheets
 As of June 30, 1999
 (Dollars in thousands, except per share data)

                                        Hudson         Southern      Pro forma       Pro forma                      Pro forma
 Assets                                 United          Jersey       Adjustment      Combined        JeffBanks      Adjustments
 ------                              -----------      ----------     -----------     -----------   -----------     -------------
Cash and due from banks .........    $   192,918      $   20,625     $      --       $   213,543    $     52,207    $       --
Federal funds sold and
  other investments..............          8,201          50,050            --            58,251          79,100            --
Securities ......................      3,209,800         114,148            --         3,323,948         313,956            --
Loans held for sale .............           --              --              --              --            19,951            --
Loans ...........................      3,537,792         242,194            --         3,779,986       1,338,949            --
Less: Allowance for loan losses          (55,680)         (9,182)           --           (64,862)        (12,203)           --
                                     ------------    ------------    -----------     -----------    ------------    -------------
    Total loans .................      3,482,112         233,012            --         3,715,124       1,326,746            --
                                     ------------    ------------    -----------     -----------    ------------    -------------
Other assets ....................        227,153          34,582            --           261,735          60,342            --
Intangibles, net of amortization         105,904            --              --           105,904           5,082            --
                                     ------------    ------------    -----------     -----------    ------------    -------------
     Total Assets ...............    $ 7,226,088      $  452,417     $      --       $ 7,678,505    $  1,857,384    $       --
                                     ============    ============    ===========     ===========    ============    ==============

Liabilities and Stockholders' Equity
------------------------------------

Deposits ........................    $ 4,997,836      $  419,109     $      --       $ 5,416,945    $  1,384,423    $       --
Borrowings ......................      1,504,399            --              --         1,504,399         259,239            --
Other liabilities ...............        100,864           5,151            --           106,015          24,580            --
                                    ------------    ------------    -----------     -----------    ------------    -------------
                                       6,603,099         424,260            --         7,027,359       1,668,242            --
Subordinated debt ...............        100,000            --              --           100,000          31,920            --
Capital Trust Securities ........        100,000            --              --           100,000          25,300            --
                                     ------------    ------------    -----------     -----------    ------------    -------------
     Total Liabilities ..........      6,803,099         424,260            --         7,227,359       1,725,462            --
                                     ------------    ------------    -----------     -----------    ------------    -------------
Stockholders' Equity:
     Common stock ...............         72,246           2,184             383          74,813          10,583           7,293
     Additional paid in capital .        264,468           3,259          (4,207)        263,520          98,177          (7,293)
     Retained earnings ..........        144,176          29,095            --           173,271          26,961            --
     Treasury stock .............        (36,504)         (3,824)          3,824         (36,504)            --             --
     Employee stock awards
       & ESOP shares............          (3,387)             --            --            (3,387)             --            --
     Accumulated other
       comprehensive loss......          (18,010)         (2,557)           --           (20,567)         (3,799)           --
                                     ------------    ------------    -----------     -----------    ------------    -------------
          Total Stockholders'
           Equity................        422,989          28,157            --           451,146         131,922            --
                                     ------------    ------------    -----------     -----------    ------------    -------------
     Total Liabilities and
      Stockholders' Equity.......      7,226,088         452,417            --         7,678,505       1,857,384    $       --
                                     ============    ============    ===========     ===========    ============    =============




Common shares outstanding
 (in thousands) .................         39,532           1,128                         40,976          10,583

Book value per common share .....     $    10.70        $   24.96                     $   11.01        $ 12.47






                                       Pro forma                    Pro forma        Pro forma
Assets                                 Combined          Dime       Adjustments      Combined
------                                 --------          ----       -----------      --------
Cash and due from banks .........   $    265,750    $    300,543    $      --        $  566,293
Federal funds sold and
 other investments...............        137,351          12,588           --           149,939
Securities ......................      3,637,904       3,826,738           --         7,464,642
Loans held for sale .............         19,951       2,512,648           --         2,532,599
Loans ...........................      5,118,935      12,711,182           --        17,830,117
Less: Allowance for loan losses         (77,065)        (121,381)          --          (198,446)
                                    ------------    ------------    ------------    -------------
    Total loans .................      5,041,870      12,589,801           --        17,631,671
                                    ------------    ------------    ------------    -------------
Other assets ....................        322,077      1,884,442            --         2,206,519
Intangibles, net of amortization         110,986        303,023            --           414,009
                                    ------------    ------------    ------------    --------------
     Total Assets ...............    $ 9,535,889   $ 21,429,783     $      --      $ 30,965,672
                                    ============    ============    ============   ================

Liabilities and Stockholders' Equity
------------------------------------

Deposits ........................   $  6,801,368   $ 13,414,798     $      --      $ 20,216,166
Borrowings ......................      1,763,638      5,916,453            --         7,680,091
Other liabilities ...............        130,595        400,995        84,879           616,469
                                    ------------    ------------    ------------   -------------
                                       8,695,601     19,732,246        84,879        28,512,726
Subordinated debt ...............        131,920         51,886            --           183,806
Capital Trust Securities ........        125,300        152,208            --           277,508
                                    ------------    ------------    ------------   -------------
     Total Liabilities ..........      8,952,821     19,936,340        84,879        28,974,040
                                    ------------    ------------    ------------   -------------
Stockholders' Equity:
     Common stock ...............         92,689          1,203       (92,717)            1,175
     Additional paid in capital .        354,404      1,165,759      (124,267)        1,395,896
     Retained earnings ..........        200,232        561,428       (94,000)          667,660
     Treasury stock .............        (36,504)      (180,480)      216,984               --
     Employee stock awards
      & ESOP shares                       (3,387)        (5,825)        9,121               (91)
     Accumulated other
       comprehensive loss........        (24,366)       (48,642)          --            (73,008)
                                    ------------    ------------    ----------        -----------
          Total Stockholders'
            Equity...............        583,068      1,493,443       (84,879)        1,991,632
                                    ------------    ------------    ----------        -----------
     Total Liabilities and
       Stockholders' Equity......    $ 9,535,889   $ 21,429,783     $     --       $ 30,965,672
                                    ============    ============    ============   =============



Common shares outstanding
  (in thousands).................         51,030        113,539           --            117,450

Book value per common share .....    $     11.43    $     13.15     $     --       $      16.96


 See notes to pro forma financial information.


Pro forma Unaudited Combined Condensed
Statements of Income
For the Six Months Ended June 30, 1999
(Dollars in thousands, except per share data)

                                     Hudson       Southern    Pro forma                     Pro Forma                   Pro Forma
                                      United       Jersey      Combined     JeffBanks       Combined         Dime       Combined
                                    ----------- ------------ -------------  -----------  -------------- -------------  ------------
Interest on loans                    $ 142,808  $    9,463   $   152,271   $  52,816      $   205,087    $  547,495     $ 752,582
Interest on securities                  89,035       3,252        92,287       9,095          101,382       126,360       227,742
Other interest income                      526       1,784         2,310         544            2,854           776         3,630
                                     ---------- -----------  ------------  ----------     ------------   -----------   -----------
    Total Interest Income              232,369      14,499       246,868      62,455          309,323       674,631       983,954
                                     ---------- -----------  ------------  ----------     ------------   -----------   -----------
Interest on deposits                    64,185       8,435        72,620      23,213           95,833       236,353       332,186
Interest on borrowings                  37,884           -        37,884       7,874           45,758       162,890       208,648
                                     ---------- -----------  ------------  ----------     ------------   -----------   -----------
    Total Interest Expense             102,069       8,435       110,504      31,087          141,591       399,243       540,834
                                     ---------- -----------  ------------  ----------     ------------   -----------   -----------
Net Interest Income before
    Provision for loan loss            130,300       6,064       136,364      31,368          167,732       275,388       443,120
Provision for loan loss                  5,000       1,060         6,060       2,985            9,045        15,500        24,545
                                     ---------- -----------  ------------  ----------     ------------   -----------   -----------
Net Interest Income after
    Provision for loan loss            125,300       5,004       130,304      28,383          158,687       259,888       418,575
Noninterest income                      34,520       2,274        36,794       8,084           44,878       301,733       346,611
Noninterest expense                     82,807       7,732        90,539      26,184          116,723       371,487       488,210
                                     ---------- -----------  ------------  ----------     ------------   -----------   -----------
Income (loss) before income taxes
Income (loss) before income taxes
    And extraordinary items             77,013        (454)       76,559      10,283           86,842       190,134       276,976
Income tax provision                    26,950           -        26,950       2,152           29,102        70,349        99,451
                                     ---------- -----------  -----------   ----------     ------------   -----------   -----------
Income (loss) before extraordinary
    Items                            $  50,063  $     (454)  $    49,609   $   8,131      $    57,740    $  119,785    $  177,525
                                     ========== ===========  ============  ==========     ============   ===========   ===========

Income (Loss) Before Extraordinary
    Items Per Share:
    Basic                            $    1.26  $    (0.40)  $      1.20   $    0.77      $      1.13    $     1.08    $     1.52
    Diluted                          $    1.24  $    (0.40)  $      1.19   $    0.74      $      1.10    $     1.06    $     1.50

Weighted Average Common Shares:
    (in thousands)
    Basic                               39,829       1,127        41,272      10,517           51,263       111,470       116,473
    Diluted                             40,380       1,127        41,823      11,010           52,283       112,841       118,295



Notes to Pro forma financial information.


Pro forma  Unaudited  Combined  Condensed  Statements of Income For the Year
Ended December 31, 1998 (Dollars in thousands, except per share data)

                                      Hudson      Southern     Pro Forma                  Pro Forma                   Pro Forma
                                       United      Jersey      Combined     JeffBanks      Combined        Dime        Combined
                                    ----------- ------------  ------------  -----------  ------------- ------------- -------------
Interest on loans                   $  298,311  $   24,624    $   322,935   $   99,924   $  422,859    $ 1,159,364   $ 1,582,223
Interest on securities                 162,783       5,983        168,766       21,025      189,791        255,719       445,510
Other interest income                    7,453       2,676         10,129        2,544       12,673          5,802        18,475
                                      --------- -----------   ------------  -----------   ----------   ------------  ------------
    Total Interest Income              468,547      33,283        501,830      123,493      625,323      1,420,885     2,046,208
                                      ---------   ---------   ------------  -----------   ----------   ------------  ------------
Interest on deposits                   161,077      18,400        179,477       48,858      228,335        545,827       774,162
Interest on borrowings                  53,276           -         53,276       14,862       68,138        347,825       415,963
                                      --------- -----------   ------------  -----------   ----------   ------------  ------------
    Total Interest Expense             214,353      18,400        232,753       63,720      296,473        893,652     1,190,125
                                      --------- -----------   ------------  -----------   ----------   ------------  ------------
Net Interest Income before
    Provision for loan loss            254,194      14,883        269,077       59,773      328,850        527,233       856,083
Provision for loan loss                 14,374      15,270         29,644        5,963       35,607         32,000        67,607
                                      --------- -----------   ------------  -----------   ----------   ------------  ------------
Net Interest Income (Loss)
    After provision for loan loss      239,820        (387)       239,433       53,810      293,243        495,233       788,476
Noninterest income                      33,299       3,509         36,808       15,215       52,023        525,030       577,053
Noninterest expense                    232,096      15,842        247,938       53,593      301,531        665,641       967,172
                                      --------- -----------   ------------  -----------   ----------   ------------   -----------
Income (loss) before income taxes
    And extraordinary items             41,023     (12,720)        28,303       15,432       43,735        354,622       398,357
Income tax provision (benefit)          17,872      (4,888)        12,984        4,000       16,984        113,479       130,463
                                      --------- -----------   -----------   -----------   ---------    -----------   ------------
Income (loss) before extraordinary
     Items                          $   23,151  $   (7,832)   $    15,319   $   11,432    $  26,751    $   241,143    $  267,894
                                      ========= ===========   ============  ===========   ==========   ============  ============

Income (Loss) Before Extraordinary
    Items Per Share:
    Basic                           $     0.57  $    (6.95)   $      0.36   $     1.11    $    0.52    $      2.13    $     2.27
    Diluted                         $     0.56  $    (6.95)   $      0.36   $     1.04    $    0.50    $      2.09    $     2.22

Weighted Average Common Shares:
    (in thousands)
    Basic                               40,640       1,127         42,083       10,301       51,869        113,452       118,238
    Diluted                             41,696       1,127         43,139       10,956       53,547        115,153       120,912



See notes to pro forma financial information.



Pro forma  Unaudited  Combined  Condensed  Statements of Income For the Year
Ended December 31, 1997 (Dollars in thousands, except per share data)

                                      Hudson       Southern      Pro Forma                   Pro Forma                    Pro forma
                                      United        Jersey        Combined     JeffBanks      Combined        Dime        Combined
                                   -------------  ------------  ------------- ------------- -------------  -----------  ------------
Interest on loans                  $   306,800    $  25,834     $  332,634     $   87,794   $   420,428    $  919,890   $1,340,318
Interest on securities                 159,620        6,123        165,743         18,895       184,638       430,555      615,193
Other interest income                    4,795        1,843          6,638          3,931        10,569        32,370       42,939
                                   ------------   ----------    -----------    -----------  ------------   -----------  -----------
    Total Interest Income              471,215       33,800        505,015        110,620       615,635     1,382,815    1,998,450
                                   ------------   ----------    -----------    -----------  ------------   -----------  -----------
Interest on deposits                   175,645       17,159        192,804         40,776       233,580       559,359      792,939
Interest on borrowings                  40,635            -         40,635         14,876        55,511       340,394      395,905
                                   ------------   ----------    -----------    -----------  ------------   -----------  -----------
    Total Interest Expense             216,280       17,159        233,439         55,652       289,091       899,753    1,188,844
                                   ------------   ----------    -----------    -----------  ------------   -----------  -----------
Net Interest Income before
    Provision for loan loss            254,935       16,641        271,576         54,968       326,544       483,062      809,606
Provision for loan loss                 12,775        7,967         20,742          3,700        24,442        49,000       73,442
                                   ------------   ----------    -----------    -----------  ------------   -----------  -----------
Net Interest Income after
    Provision for loan loss            242,160        8,674        250,834         51,268       302,102       434,062      736,164
Noninterest income                      54,180        3,043         57,223         13,203        70,426       145,291      215,717
Noninterest expense                    181,308       11,590        192,898         46,570       239,468       381,145      620,613
                                   ------------   ----------    -----------    -----------  ------------   -----------  -----------
Income before income taxes
    And extraordinary items            115,032          127        115,159         17,901       133,060       198,208      331,268
Income tax provision  (benefit)         45,205         (710)        44,495          4,570        49,065        75,034      124,099
                                   ------------   ----------    -----------    -----------  ------------   -----------  -----------
Income before extraordinary items  $    69,827    $     837     $   70,664     $   13,331   $    83,995    $  123,174   $  207,169
                                   ============   ==========    ===========    ===========  ============   ===========  ===========


Income Before Extraordinary
Items Per Share:
    Basic                          $      1.67    $    0.75     $     1.64     $     1.33   $      1.59    $     1.15   $     1.80
    Diluted                        $      1.60    $    0.73     $     1.57     $     1.25   $      1.52    $     1.13   $     1.74

Weighted Average Common
    Shares:
    (in thousands)
    Basic                               41,362        1,120         42,808          9,660        51,985       106,585      114,337
    Diluted                             43,635        1,148         45,081         10,317        54,882       108,613      118,421



See notes to pro forma financial information.


Pro forma  Unaudited  Combined  Condensed  Statements of Income For the Year
Ended December 31, 1996 (Dollars in thousands, except per share data)

                                  Hudson         Southern     Pro Forma                  Pro Forma                  Pro Forma
                                    United        Jersey      Combined     JeffBanks      Combined        Dime       Combined
                                ------------- -------------  ------------  -----------  ------------- ------------ -------------
Interest on loans               $    287,671  $     22,441   $   310,112   $   86,145   $    396,257  $   784,109  $  1,180,366
Interest on securities               150,856         6,802       157,658       18,548        176,206      540,252       716,458
Other interest income                  3,987         1,147         5,134        2,407          7,541       26,337        33,878
                                ------------- -------------  ------------  -----------  ------------- ------------ -------------
    Total Interest Income            442,514        30,390       472,904      107,100        580,004    1,350,698     1,930,702
                                ------------- -------------  ------------  -----------  ------------- ------------ -------------
Interest on deposits                 173,521        14,870       188,391       40,248        228,639      531,216       759,855
Interest on borrowings                27,045             -        27,045       11,693         38,738      358,187       396,925
                                ------------- -------------  ------------  -----------  ------------- -----------  -------------
    Total Interest Expense           200,566        14,870       215,436       51,941        267,377      889,403     1,156,780
                                ------------- -------------  ------------  -----------  ------------- ------------ -------------
Net Interest Income before
    Provision for loan losses        241,948        15,520       257,468       55,159        312,627      461,295       773,922
Provision for loan loss               17,140         1,805        18,945       10,115         29,060       41,000        70,060
                                ------------- -------------  ------------  -----------  ------------- ------------ -------------
Net Interest Income after
    Provision for loan losses        224,808        13,715       238,523       45,044        283,567      420,295       703,862
Noninterest income                    40,257         3,246        43,503       10,496         53,999       85,978       139,977
Noninterest expense                  204,679        10,357       215,036       46,222        261,258      352,033       613,291
                                ------------- -------------  ------------  -----------  ------------- ------------ -------------
Income before income taxes            60,386         6,604        66,990        9,318         76,308      154,240       230,548
Income tax provision                  23,490         1,276        24,766        4,238         29,004       49,984        78,988
                                ------------  -------------  ------------  -----------  ------------  ------------ -------------
    Net Income                  $     36,896  $      5,328   $    42,224   $    5,080   $     47,304  $   104,256  $    151,560
                                ============= =============  ============  ===========  ============= ============ =============

Net Income Per Share:
    Basic                       $        .85  $       4.77   $      0.94   $     0.56   $       0.89  $      1.00  $       1.33
    Diluted                     $        .82  $       4.67   $      0.91   $     0.53   $       0.85  $      0.96  $       1.27

Weighted Average Common
    Shares:
    (in thousands)
    Basic                             42,402         1,118        43,840        8,775         52,176      103,742       112,865
    Diluted                           44,990         1,141        46,428        9,247         55,213      109,097       119,035



See notes to pro forma financial information.

Notes to Pro Forma Financial Information

(1) The pro forma information assumes the mergers were consummated as of June 30, 1999 for the pro forma unaudited combined condensed balance sheet and as of the beginning of each of the periods indicated for the pro forma unaudited combined condensed statements of income. The pro forma information presented is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the mergers been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities.

(2) It is assumed that the merger with Southern Jersey will be accounted for on a pooling-of-interests basis, and accordingly, the related pro forma adjustments herein reflect, where applicable, an exchange ratio of 1.26 shares of Hudson United common stock for each of the 1,128,081 shares of Southern Jersey common stock which were outstanding at June 30, 1999.

         Following consummation of the merger, it is anticipated that Hudson United will sell substantially all of the nonperforming assets and certain other identified loans of Southern Jersey aggregating approximately $55 million and take a related charge of up to $25 million to write these assets down to their estimated realizable value based upon an accelerated sale process. Anticipated cost savings net of expected merger-related expense and restructuring charges are not expected to be material and therefore the pro forma financial information does not give effect to these items.

         The pro forma financial information was adjusted for the Southern Jersey merger by the (i) addition of 1,421,382 shares of Hudson United common stock with a stated value of $1.778 per share amounting to $2,527,217; (ii) elimination of 1,307,683 shares of Southern Jersey common stock with a stated value of $1.67 per share amounting to $2,183,831; (iii) addition of 22,620 shares of Hudson United common stock amounting to $40,218 in exchange for Southern Jersey's stock options; (iv) elimination of 179,602 shares of Southern Jersey common stock held in Southern Jersey's treasury at a cost of $3,823,801.

(3) It is assumed that the merger with JeffBanks will be accounted for on a pooling-of-interests basis, and accordingly, the related pro forma adjustments herein reflect, where applicable, an exchange ratio of 0.95 shares of Hudson United common stock for each of the 10,583,209 shares of JeffBanks common stock which were outstanding at June 30, 1999.

         Anticipated cost savings net of expected merger-related expense and restructuring charges are not expected to be material and therefore the pro forma financial information does not give effect to these items.

         The pro forma financial information was adjusted for the JeffBanks merger by the (i) addition of 10,054,049 shares of Hudson United common stock with a stated value of $1.778 per share amounting to $17,876,099;
         (ii) elimination of 10,583,209 shares of JeffBanks common stock with a par value of $1.00 per share amounting to $10,583,209.

(4) It is assumed that the merger with Dime will be accounted for on a pooling-of-interests basis, and accordingly, the related pro forma adjustments herein reflect, where applicable, an exchange ratio of
         0.585 shares of Dime United common stock for each of the 113,539,009 shares of Dime common stock which were outstanding at June 30, 1999.

         Anticipated cost savings approximate $78 million and are expected to be 75% phased-in within the first twelve months of closing. Merger-related expense and restructuring charges are anticipated to be approximately $136 million pre-tax, $94 million after tax, comprised of systems, employee, occupancy, professional and other costs and are presented only in the pro forma unaudited combined condensed balance sheet.

         The pro forma financial information was adjusted for the Dime merger by the (i) issuance of 117,450,270 shares of the new Dime United common stock with a par value of $.01 per share amounting to $1,174,503; (ii) elimination of 51,029,949 shares of Hudson United common stock with a stated value of $1.778 per share amounting to $90,731,249; (iii) elimination of 113,539,009 shares of Dime common stock with a par value of $.01 per share amounting to $1,135,390; (iv) elimination of 1,101,306 shares of Hudson United common stock held in Hudson United's treasury at a cost of $36,504,000 with a stated value of $1.778 per share amounting to $1,958,122; (v) elimination of 6,713,450 shares of Dime common stock held in Dime's treasury at a cost of $180,480,069 with a par value of $.01 amounting to $67,135.

(5) Earnings per share data has been computed based on the combined historical income before extraordinary items applicable to common shareholders or net income applicable to common shareholders of Dime United using historical weighted average shares outstanding for the given period and the common stock assumed to be issued in connection with the mergers.

(6) The pro forma information presented above does not reflect Hudson United's pending acquisition of loans and deposits from Advest Bank or its pending acquisition of the assets of Lyon Credit Corporation. We have determined that the Advest and Lyon Credit acquisitions do not present significant acquisitions in the context of the pro forma financial information. For information about Lyon Credit, see "Recent Developments Concerning Hudson United" on page 14 of this supplement. For information about Advest, see "Recent Developments" on pages 20-22 of the proxy statement-prospectus. The pro forma combined information does not include the effect of Dime's pending acquisition of 28 branches of Key Bank, N.A. In addition, the pro forma combined information as of June 30, 1999 does not include Dime's acquisition of Citibank's auto financing unit, which was consummated after June 30, 1999. Information regarding the acquisitions of certain assets and liabilities of Key Bank and Citibank have not been included because these acquisitions do not present significant acquisitions in the context of the pro forma financial information and because separate financial statements for such assets and liabilities are not prepared by the companies from which such assets and liabilities were acquired or are to be acquired.

                    INFORMATION ABOUT THE RECONVENED MEETING

Date, Time and Place

         The special meeting of Southern Jersey shareholders, originally scheduled for September 16, 1999, was adjourned on that date without any business being conducted at the meeting before adjournment. The Board of Directors of Southern Jersey has determined to reconvene the adjourned meeting at the following date, time and place:

              10:00 a.m.
              November 15, 1999
              164 West Broad Street
              Bridgeton, New Jersey 08302

No Change in Record Date

         The Southern Jersey Board of Directors originally fixed the close of business on July 31, 1999 as the record date for the meeting. This record date has not been changed. Only holders of record of Southern Jersey common stock at that time are entitled to get notice of the meeting and to vote at the meeting. On the record date, there were 1,128,081 shares of Southern Jersey common stock outstanding. Each of those shares will be entitled to one vote on each matter properly submitted to the meeting.

Required Vote

         The Hudson United - Southern Jersey merger cannot be completed without Southern Jersey shareholder approval. The affirmative vote of a majority of the outstanding shares of Southern Jersey entitled to vote is required to approve the merger agreement. A failure to return the proxy card or to vote in person at the meeting will have the same effect as a vote against the merger. Abstentions and broker non-votes will also have the same effect as votes against the merger.

New Proxy Cards

         Because of the significance of the proposed Hudson United - Dime merger, Hudson United and Southern Jersey determined that proxies voted prior to distribution of this supplement should not be accepted and all new proxies should be solicited. The white proxy cards enclosed with the proxy statement-prospectus dated August 13, 1999 will not be accepted at the special meeting. Accordingly, your shares will be voted at the meeting only if you sign and return the enclosed green proxy card or vote personally at the meeting. We urge you to execute, date and return the enclosed green proxy card in the enclosed postage-paid envelope as soon as possible to ensure that your shares will be voted at the reconvened special meeting. You should not send in certificates for your Southern Jersey shares at this time.

                                  OTHER MATTERS

         As of the date of this supplement, the Southern Jersey Board of Directors knows of no other matters to be presented for action by the shareholders at the meeting. If any other matters are properly presented, however, it is the intention of the persons named in the enclosed proxy to vote in accordance with their best judgment on such matters.

                                     EXPERTS

         The consolidated financial statements of Hudson United as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998 have been incorporated by reference in this proxy-statement-prospectus and this supplement and have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

         The consolidated financial statements of JeffBanks as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, included as exhibit 99.4 to Hudson United's Current Report on Form 8-K filed October 5, 1999, and thereby incorporated by reference in the proxy statement-prospectus and this supplement, have been audited by Grant Thornton LLP, independent certified public accountants, whose report thereon appears therein, and in reliance upon such report of Grant Thornton given upon the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements of Southern Jersey as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998, included as exhibit 99.7 to Hudson United's Current Report on Form 8-K filed October 5, 1999, and thereby incorporated by reference in the proxy statement-prospectus, this supplement and elsewhere in the registration statement, have been audited by Athey & Company, independent public accountants, and Belfint, Lyons & Shuman, P.A., as indicated in their reports with respect thereto, and are included in the proxy statement-prospectus, this supplement and the registration statement in reliance upon the authority of such firms as experts in accounting and auditing in giving said reports.

         The consolidated financial statements of Dime and its subsidiaries as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, included in Dime's 1998 Annual Report on Form 10-K and reproduced as exhibit 99.1 to Hudson United's Current Report on Form 8-K filed October 5, 1999 have been incorporated by reference herein and in the registration statement and this supplement in reliance upon the report of KPMG LLP, independent certified public accountants, included in Dime's 1998 Annual Report on Form 10-K and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                                                      APPENDIX A


                           FIRST CAPITAL GROUP, L.L.C.
                     INVESTMENT BANKERS & FINANCIAL ADVISORS

October 13, 1999

Board of Directors
Southern Jersey Bancorp of Delaware, Inc.
53 South Laurel Street
Bridgeton, New Jersey 08302

Members of the Board:

You have requested an update to our opinion dated July 8, 1999, and updated as of the date of the Proxy Statement Prospectus, as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of Southern Jersey Bancorp of Delaware, Inc. ("Southern Jersey"), of the consideration (the "Merger Consideration") to be received by such holders pursuant to the Agreement and Plan of Merger dated as of June 28, 1999 (the "Merger Agreement"), incorporated by reference therein, which provides for the merger (the "Merger") of Southern Jersey with and into Hudson United Bancorp, Inc. ("Hudson United") (the "Southern Jersey Merger"). Pursuant to Section 2.1 of the Merger Agreement, subject to certain conditions, each shareholder of the outstanding common stock of Southern Jersey (the "Southern Jersey Common Stock") has a right to receive 1.26 shares of the common stock of Hudson United (the "Hudson United Common Stock") for each share of Southern Jersey Common Stock tendered (the "Merger Consideration"). The terms and guidelines of the transaction are more fully set forth in the Merger Agreement.

In addition to the above-referenced Southern Jersey Merger, Hudson United has entered into two separate definitive agreements whereby (i) JeffBanks, Inc. would be merged with and into Hudson United and Jefferson Bank and Jefferson Bank of New Jersey would be merged with and into Hudson United Bank (the "JeffBanks Merger") and (ii) Hudson United would enter into a "Merger of Equals" transaction with Dime Bancorp, Inc. (the "Dime Merger"). The parties to the respective mergers currently contemplate that upon completion of the Southern Jersey Merger and the JeffBanks Merger, subject to certain conditions set forth in the Dime Merger Agreement, that Hudson United would be merged with and into Dime, with Dime becoming a bank holding company operating under the name Dime United Bancorp, Inc. and Dime's subsidiary thrift institution would merge with and into Hudson United Bank and operate thereafter under the name DimeBank. Upon completion of the Dime Merger, each share of Hudson United Common Stock would be converted into one share of Dime United Common Stock and each share of Dime Common Stock would be combined into 0.585 shares of Dime United Common Stock.

In connection with our updated opinion, as a supplement to (but not in place of) our original analysis, First Capital reviewed or in some cases further reviewed
(i) the publicly available consolidated financial statements of Dime for recent years and interim periods to date; (ii) certain other relevant financial and operating data of Dime and Hudson United, respectively, made available to us from published sources and the internal records of Hudson United; (iii) recent publicly available filings of Hudson United filed with respect to the proposed Hudson United - Dime merger, including copies of the Agreement and Plan of Merger between Hudson United and Dime dated September 15, 1999; Stock Option Agreement between Dime and Hudson United dated September 16, 1999; Stock Option Agreement between Hudson United and Dime dated September 16, 1999; certain press releases; and the Investor Presentation Materials dated September 1999; (iv) the publicly available consolidated financial statements of JeffBanks for recent years and interim periods to date; (v) certain other relevant financial and operating data of JeffBanks made available to us from published sources and the internal records of Hudson United; (vi) recent publicly available filings of Hudson United filed with respect to the proposed Hudson United - JeffBanks merger, including copies of the Agreement and Plan of Merger between Hudson United and JeffBanks dated June 28, 1999; Stock Option Agreement between Hudson United and JeffBanks dated June 28, 1999; and certain press releases; (vii) recent publicly available consolidated financial statements of Southern Jersey;
(viii) certain published bank stock indexes and reported prices and trading activity for the common shares of Hudson United, Dime, JeffBanks and Southern Jersey; (ix) certain analyst reports; (x) recent developments of Hudson United and Southern Jersey; (xi) certain pro forma financial information reflecting the combination of Hudson United, Dime, JeffBanks and Southern Jersey; and (xii) such other information as First Capital deemed appropriate. In addition to reviewing this material, First Capital discussed with certain members of management of Hudson United and Southern Jersey, respectively, the business, financial condition and prospects of Hudson United and Southern Jersey and performed such other analyses and examinations and considered such other information, financial studies, analysis and investigations and financial, economic and market data as First Capital deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. We have not made an independent evaluation of the assets or liabilities of Southern Jersey, nor have we been furnished with any such appraisals. With respect to financial forecasts, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments or management of Southern Jersey as to the future financial performance of Southern Jersey. We have assumed such forecasts and projections will be realized in the amounts and at the times contemplated thereby. With respect to Hudson United, we relied upon publicly available data and also on our discussions with management of Hudson United regarding Hudson United's financial condition, performance and prospects. With respect to Dime and JeffBanks, we relied solely upon publicly available data and did not conduct discussions with management of Dime or
JeffBanks regarding Dime's or JeffBanks respective financial condition, performance and prospects. We did not conduct any independent evaluation or appraisal of the assets, liabilities or business prospects of Hudson United, Dime or JeffBanks, we were not furnished with any evaluations or appraisals, and we did not review any individual credit files of Hudson United, Dime or JeffBanks. We are not experts in the evaluation of loan portfolios for the purpose of assessing the adequacy of the allowance for losses with respect thereto and have assumed that such allowances for each of the companies are in the aggregate, adequate to cover such losses.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. Our opinion is also meant to serve as an update to the opinion dated July 8, 1999, a copy of which is contained in the proxy statement prospectus, and as such should be read in conjunction with the opinion dated July 8, 1999.

Our opinion is limited to the fairness, from a financial point of view, to the holders of Southern Jersey Common Stock of the Merger Consideration to be received by the holders of the Southern Jersey Common Stock as stated in the Merger Agreement and does not address Southern Jersey's underlying business decision to undertake the Southern Jersey Merger. Moreover, this letter, and the opinion expressed herein, does not constitute a recommendation to any shareholder as to any approval of the Southern Jersey Merger or the Merger Agreement. It is understood that this letter is for the information of the Board of Directors of Southern Jersey and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by Southern Jersey with the Securities and Exchange Commission with respect to the Merger.

Based on the foregoing and such other matters we have deemed relevant, we are of the opinion, as of the date hereof, that the Merger Consideration is fair, from a financial point of view, to the holders of Southern Jersey Common Stock. We express no opinion, however, as to the adequacy of any consideration subsequently received in the proposed Dime Merger by a Southern Jersey Shareholder who through the effect of the Southern Jersey Merger subsequently becomes a Hudson United Shareholder.


                                           Respectfully submitted,




                                           FIRST CAPITAL GROUP, L.L.C.